UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on February 29, 2024, reporting the Company’s results for the fourth quarter and twelve months ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: March 1, 2024	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

FOURTH QUARTER 2023

29 February 2024

FRONTLINE PLC REPORTS RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2023

Frontline plc (the “Company” or “Frontline”), today reported unaudited results for the three and twelve months ended December 31, 2023:

Highlights

•	Profit of $118.4 million, or $0.53 per share for the fourth quarter of 2023.
•	Adjusted profit of $102.2 million, or $0.46 per share for the fourth quarter of 2023.
•	Declared a cash dividend of $0.37 per share for the fourth quarter of 2023.
•	Reported revenues of $415.0 million for the fourth quarter of 2023.
•
Took delivery of 11 VLCCs from Euronav NV (“Euronav”) as part of the acquisition of 24 VLCCs (“the Acquisition”) in the fourth quarter of 2023 and delivery of a further 12 vessels in January 2024 with the last VLCC expected to be delivered within the first quarter of 2024.

•
Entered into agreements to sell its five oldest VLCCs, built in 2009 and 2010 and one of its oldest Suezmax tankers, built in 2010, for an aggregate net sales price of $335.0 million in January 2024. After repayment of existing debt on the vessels the transactions are expected to generate net cash proceeds of approximately $238.0 million.

•	In the process of refinancing eight Suezmax tankers and 16 LR2 tankers expected to generate net cash proceeds of approximately $408.0 million.
•
The net cash proceeds of approximately $646.0 million expected to be generated from sale and refinancing of vessels, will enable Frontline to fully repay the Hemen shareholder loan and the amount drawn under the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen in relation to the Acquisition.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“Frontline delivered its strongest full year result in fifteen years, despite muted markets in the fourth quarter. The year has been exceptional for the tanker industry and the asset classes we deploy, however, it’s the Suezmax, Aframax and product markets that have offered volatility. During the fourth quarter, Frontline started taking delivery of the 24 modern VLCCs acquired from Euronav, and it’s a testament to Frontline’s scalable business platform that within a few months Frontline has doubled its exposure in the VLCC market, by increasing its overall earnings capacity by more than one-third, with minimal impact on its operational setup. The continuous disruption in the Red Sea has caused West / East trading lanes to widen, which we believe benefits the larger vessel classes, offering economies of scale as oil and products move around the Cape of Good Hope.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"When we entered into agreements with Euronav to acquire a high-quality ECO fleet of 24 VLCCs on October 9, 2023, we communicated that the Hemen shareholder loan may not be fully drawn as the Company was exploring other alternatives to free up capital, including re-leveraging part of the existing Frontline fleet and/or sale of older non-eco vessels. In January and February 2024, we executed on this with the agreement to sell six, older non-eco vessels and the ongoing process of refinancing 24 vessels, on, what we believe are, attractive terms, expected to generate net cash proceeds of approximately $646.0 million. This will enable us to fully repay the Hemen shareholder loan and the amount drawn under the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen in relation to the Acquisition and maintain our competitive cash breakeven rates.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE						Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022	Q1 2024		2024
VLCC	50,300	42,300	42,500	64,000	52,500	31,300	55,100	81%	28,800
Suezmax	52,600	45,700	37,600	61,700	64,000	37,100	52,800	72%	23,700
LR2 / Aframax	46,800	42,900	33,900	52,900	56,300	38,500	67,800	69%	21,200

In December 2023, the Company took delivery of 11 VLCCs as part of the Acquisition. These vessels contributed 184 trading days net of offhire, of which 150 were ballast days. This negatively impacted the overall VLCC spot rate by $3,100 per day as limited revenues were recorded in relation to these vessels, whereas the Company includes all trading days in the VLCC spot rate. The spot TCEs presented for the fourth quarter of 2023 in the table above exclude the impact of the vessels delivered as a result of the Acquisition.

The spot TCEs estimates in the first quarter of 2024 include the impact of the vessels delivered as a result of the Acquisition. We expect the spot TCEs for the full first quarter of 2024 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the fourth quarter. The number of ballast days at the end of the fourth quarter was 570 days for VLCCs, 384 days for Suezmax tankers and 138 days for LR2/Aframax tankers.

Fourth Quarter 2023 Results

The Company reports profit of $118.4 million for the fourth quarter ended December 31, 2023, compared with profit of $107.7 million in the previous quarter. The adjusted profit2 was $102.2 million for the fourth quarter of 2023 compared with adjusted profit of $80.8 million in the previous quarter. The adjustments in the fourth quarter of 2023 consist of a $29.1 million gain on marketable securities, a $0.1 million share of results of associated companies, a $13.2 million unrealized loss on derivatives and $0.2 million relating to dividends received. The increase in adjusted profit from the previous quarter was primarily due to an increase in our TCE earnings from $229.1 million in the previous quarter to $251.3 million in the current quarter, due to higher TCE rates, partially offset by fluctuations in other income and expenses. The profit for the period was reduced by $6.6 million as a result of a net loss comprising

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.
2 This press release describes adjusted profit  and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

operating revenues, operating costs and finance expense attributable to the 11 vessels delivered in the fourth quarter of 2023. This was due to the high proportion of ballast days for the vessels, which led to limited revenues being recognized in the fourth quarter, as a result of the delivery dates falling late in the quarter.

Tanker Market Update

Global oil consumption averaged 101.8 million barrels per day ("mbpd") in the fourth quarter of 2023 according to the Energy Information Administration (“EIA”), 0.5 mbpd higher than the previous quarter. Global oil supply grew by 1.0 mbpd from the third quarter, averaging 102.7 mbpd in the fourth quarter. We continue to observe the trend where countries outside of the Organization of the Petroleum Exporting Countries (“OPEC”) increase their production as OPEC maintains their supply cut strategy. In 2023, non-OPEC countries increased production by 2.9 mbpd. Asia continues to be the source of demand growth, causing oil to travel further as the Middle Eastern members of OPEC retain a cap on production.

The fact that global oil supply outpaced demand in the fourth quarter implies a modest inventory build during the quarter. Oil markets, and with that freight, are increasingly affected by political unrest in the Middle East. The conflict in Israel and Gaza has heightened tension in the region and more recently we have seen the Houthi movement in Yemen target the very important shipping lane between the Red Sea and Gulf of Aden. Initially, it was Israeli interests that were the target of their actions, but more recently Houthi linked attacks have generally targeted any shipping traffic through the very narrow straits of Bab al-Mandab between Yemen and Djibouti. This has reduced vessel transits between the Mediterranean Sea and Gulf of Aden by more than 40% over the last few months. Much of the trade between Europe and Asia is now forced to sail the increased distance around Africa, although we still see some actors willing to transit at the cost of their crew’s safety. Industry commentators are not suggesting a swift solution to the situation, but a ceasefire between Israel and Hamas may relieve the current risk to some extent. Due to the longer sailing time between Asia and Europe rates for tankers have increased, initially for large product carriers and subsequently for crude tankers. As it takes time for regional markets to adjust pricing in order to cater for the increased freight cost, it’s only in recent weeks we have observed the effect of the altered trading patterns.

In respect of tanker capacity, we have experienced a protracted lack of ordering to replenish the ageing fleet, but in recent months activity has picked up and we have observed orders placed for VLCC and Suezmax tankers in addition to the LR2 orderbook. Industry sources now argue capacity to build VLCCs in 2027 is limited and yard slots are primarily available from 2028. The overall tanker orderbook for the segments that Frontline owns is now 9.1% of the existing fleet with 20, 59 and 97 vessels on order for VLCC, Suezmax and LR2 tankers, respectively. There is only one VLCC expected for delivery in 2024 and five expected to be delivered in 2025 according to industry sources, thus increasing optimism for this asset class in particular.

The Fleet

As of December 31, 2023, the Company’s fleet consisted of 76 vessels owned by the Company (33 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 15.9 million DWT.

On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav.

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company has a commitment for $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. In January 2024, the Company took delivery of 12 of the remaining vessels with the last vessel expected to be delivered within the first quarter of 2024. In January 2024, the Company drew down $444.4 million of debt to partly finance the vessels and expects to draw $74.3 million to partly finance the delivery of the remaining vessel in the first quarter of 2024.

In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. The vessels are expected to be delivered to the new owner during the first quarter of 2024. After repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $207.0 million, and the Company expects to record a gain in the first quarter of 2024 of approximately $74.0 million. The sale is subject to certain closing conditions, in line with industry standards.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel is expected to be delivered to the new owner during the first quarter of 2024. After repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $32.0 million, and the Company expects to record a gain in the first quarter of 2024 of approximately $11.0 million. The sale is subject to certain closing conditions, in line with industry standards.

As of December 31, 2023, the Company’s fleet included 47 scrubber fitted vessels (25 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers), which represents 62% of our fleet. Following the completion of the Acquisition and the expected sale of five VLCCs and one Suezmax tanker in the first quarter of 2024, the Company's fleet will consist of 57% scrubber fitted vessels.

As of December 31, 2023, the Company's fleet consists of 93% ECO vessels and has an average age of 6.4 years, making it one of the youngest and most energy-efficient fleets in the industry. Following the Acquisition and the expected sale of five VLCCs and one Suezmax tanker in the first quarter of 2024 and based on the data as of December 31, 2023, the Company's fleet will consist of 99% ECO vessels and will have an average age of 5.8 years.

As of December 31, 2023, there are no remaining vessels in the Company’s newbuilding program and there were no related commitments outstanding.

Corporate Update

On October 9, 2023, Frontline announced that it had agreed on an integrated solution to the strategic and structural deadlock in Euronav, where Frontline entered into agreements with Euronav for the Acquisition. In connection with the Acquisition, Frontline and Famatown Finance Limited (“Famatown”), a company related to Hemen Holding Limited (“Hemen”), the Company’s largest shareholder, had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav’s issued shares) to CMB NV ("CMB") at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale has successfully closed and Frontline and Famatown are no longer shareholders in Euronav. The Company's share of proceeds amounting to $251.8 million from the Share Sale have been used to partly finance the Acquisition.

As part of the overall agreements, the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from their combination agreement has also been terminated, against nil cash consideration.

The Board of Directors declared a dividend of $0.37 per share for the fourth quarter of 2023. The record date for the dividend will be March 15, 2024, the ex-dividend date is expected to be March 14, 2024, and the dividend is scheduled to be paid on or about March 27, 2024.

The Company had 222,622,889 ordinary shares outstanding as of December 31, 2023. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the fourth quarter of 2023 was 222,622,889.

Financing Update

In October 2023, the Company extended its $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen, the Company's largest shareholder, by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, the Company drew down $99.7 million under the facility to partly finance the Acquisition. Up to $100.0 million remains available to be drawn as of December 31, 2023.

In November 2023, the Company entered into two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank to refinance an existing term loan facility with total balloon payments of $89.0 million due in January 2024. The new facilities have a tenor of four and six years, respectively, carry an interest rate of the SOFR plus a margin of 171 basis points and have an amortization profile of 18 years commencing on the delivery year from the yard. The facilities were fully drawn down in November 2023. The Company used the net cash proceeds from the refinancing of $33.2 million to partly finance the Acquisition.

In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partly finance the Acquisition. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the Company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remains available to be drawn as of December 31, 2023. In January 2024, the Company drew down $444.4 million in respect of the 12 vessels delivered.

In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility has a tenor of five years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities. In December 2023, the Company drew down $235.0 million under the facility to partly finance the Acquisition. Up to $304.9 million remains available to be drawn as of December 31, 2023. In January 2024, the Company drew down $60.0 million in respect of the 12 vessels delivered.

In February 2024 the Company entered into a secured term loan facility in an amount of up to $94.5 million with KfW Bank to refinance two LR2 tankers. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The refinancing is expected to generate net cash proceeds of approximately $38.0 million.

In February 2024, the Company secured a commitment for a senior secured term loan facility in an amount of up to $606.7 million to refinance eight Suezmax tankers and eight LR2 tankers. The facility will be provided by China Exim Bank and DNB and will be insured by China Export and Credit Insurance Corporation. The facility is expected to have a tenor of approximately 9 years, carry an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and have an amortization profile of 19.4 years commencing on the delivery date from the yard. The refinancing is expected to generate net cash proceeds of approximately $269.0 million. The facility is subject to final documentation.

The Company is in the final stages of securing a commitment for a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers. The new facility is expected to have a tenor of five years, carry an interest rate of SOFR plus a margin of 180 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard. The refinancing is expected to generate net cash proceeds of approximately $101.0 million.

Due to the discontinuance of LIBOR after June 30, 2023, the Company entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,634.1 million as of December 31, 2023, for the transition from LIBOR to SOFR. The weighted average Credit Adjustment Spread (“CAS”) of these amendment agreements is 15 basis points based on a three-month interest period.

Conference Call and Webcast

On February 29, 2024, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies;
•	Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;

•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•	potential conflicts of interest involving members of our board of directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region and the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip, acts by terrorists or acts of piracy on ocean-going vessels;

•	the impact of adverse weather and natural disasters;
•	the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;
•	the ability of the Company to complete the acquisition of 24 VLCCs from Euronav;
•	business disruptions due to natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
February 28, 2024

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Marios Demetriades - Director
Cato Stonex - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2023

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2022 Oct-Dec	2023 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2023 Jan-Dec	2022 Jan-Dec
530,141	415,004	Revenues	1,802,184	1,430,208
451	—	Other operating income	24,080	8,040
530,592	415,004	Total revenues and other operating income	1,826,264	1,438,248

177,295	158,107	Voyage expenses and commission	618,595	605,544
46,852	44,941	Ship operating expenses	176,533	175,164
18,156	13,889	Administrative expenses	53,528	47,374
42,882	60,018	Depreciation	230,942	165,170
—	—	Contingent rental income	—	(623)
285,185	276,957	Total operating expenses	1,079,598	992,629
245,407	138,047	Net operating income	746,666	445,619
1,097	6,537	Finance income	18,065	1,479
(33,446)	(55,419)	Finance expense	(171,336)	(45,330)
23,023	29,074	Gain (loss) on marketable securities	22,989	58,359
2,632	118	Share of results of associated company	3,383	14,243
542	240	Dividends received	36,852	1,579
239,255	118,597	Profit before income taxes	656,619	475,949
(202)	(226)	Income tax benefit (expense)	(205)	(412)
239,053	118,371	Profit for the period	656,414	475,537
$1.07	$0.53	Basic and diluted earnings per share	$2.95	$2.22

2022 Oct-Dec	2023 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2023 Jan-Dec	2022 Jan-Dec

239,053	118,371	Profit for the period	656,414	475,537
		Items that may be reclassified to profit or loss:
(42)	(117)	Foreign currency exchange gain (loss)	(39)	226
(42)	(117)	Other comprehensive income (loss)	(39)	226
239,011	118,254	Comprehensive income	656,375	475,763

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Dec 31 2023	Dec 31 2022
ASSETS
Current assets
Cash and cash equivalents	308,322	254,525
Marketable securities	7,432	236,281
Other current assets	412,172	390,244
Total current assets	727,926	881,050

Non-current assets
Newbuildings	—	47,991
Vessels and equipment	4,633,169	3,650,652
Right-of-use assets	2,236	3,108
Goodwill	112,452	112,452
Investment in associated company	12,386	16,302
Loan notes receivable	—	1,388
Prepaid consideration	349,151	—
Other non-current assets	45,446	55,500
Total non-current assets	5,154,840	3,887,393
Total assets	5,882,766	4,768,443

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	261,999	277,854
Current portion of obligations under leases	1,104	1,024
Other current payables	145,951	112,781
Total current liabilities	409,054	391,659

Non-current liabilities
Long-term debt	3,194,464	2,112,460
Obligations under leases	1,430	2,372
Other non-current payables	472	2,053
Total non-current liabilities	3,196,366	2,116,885

Equity
Frontline plc equity	2,277,818	2,260,371
Non-controlling interest	(472)	(472)
Total equity	2,277,346	2,259,899
Total liabilities and equity	5,882,766	4,768,443

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2022 Oct-Dec	2023 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2023 Jan-Dec	2022 Jan-Dec
		OPERATING ACTIVITIES
239,053	118,371	Profit for the period	656,414	475,537
		Adjustments to reconcile profit to net cash provided by operating activities:
32,349	48,882	Net finance expense	153,271	43,851
42,882	60,018	Depreciation	230,942	165,170
22	—	(Gain) loss on sale of vessels and equipment	(21,959)	(4,596)
(23,023)	(29,074)	(Gain) loss on marketable securities	(22,989)	(58,359)
(2,632)	(118)	Share of results of associated company	(3,383)	(14,243)
3,596	2,066	Other, net	18,199	2,376
(43,873)	(49,003)	Change in operating assets and liabilities	(8,513)	(142,112)
(471)	(18,684)	Debt issuance costs paid	(20,020)	(4,349)
(30,520)	(43,614)	Interest paid	(165,193)	(83,039)
4,774	11,650	Interest received	39,411	5,094
222,157	100,494	Net cash provided by operating activities	856,180	385,330

		INVESTING ACTIVITIES
(81,884)	(1,477,907)	Additions to newbuildings, vessels and equipment	(1,631,423)	(335,815)
—	—	Proceeds from sale of vessels	142,740	80,000
—	—	Investment in associated company	—	(1,505)
—	—	Cash inflow on repayment of loan to associated company	1,388	—
—	251,839	Proceeds from sale of marketable securities	251,839	—
(81,884)	(1,226,068)	Net cash used in investing activities	(1,235,456)	(257,320)

		FINANCING ACTIVITIES
99,815	1,350,074	Proceeds from issuance of debt	1,609,449	651,248
(79,288)	(134,544)	Repayment of debt	(536,586)	(597,834)
(238)	(231)	Repayment of obligations under leases	(862)	(2,123)
—	—	Lease termination payments	—	(4,456)
(33,393)	(66,787)	Dividends paid	(638,928)	(33,393)
(13,104)	1,148,512	Net cash provided by (used in) financing activities	433,073	13,442

127,169	22,938	Net change in cash and cash equivalents	53,797	141,452
127,356	285,384	Cash and cash equivalents at start of period	254,525	113,073
254,525	308,322	Cash and cash equivalents at end of period	308,322	254,525

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2023 Jan-Dec	2022 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	222,622,889	203,530,979
Shares issued in connection with Euronav share acquisition	—	19,091,910
Balance at end of period	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning of period	222,623	203,531
Shares issued in connection with Euronav share acquisition	—	19,092
Balance at end of period	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	604,687	448,291
Shares issued in connection with Euronav share acquisition	—	156,396
Balance at end of period	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,004,094
Balance at end of period	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	454	228
Other comprehensive income	(39)	226
Balance at end of period	415	454

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	428,513	(13,631)
Profit for the period	656,414	475,537
Cash dividends	(638,928)	(33,393)
Balance at end of period	445,999	428,513

EQUITY ATTRIBUTABLE TO THE COMPANY	2,277,818	2,260,371

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	(472)
Balance at end of period	(472)	(472)
TOTAL EQUITY	2,277,346	2,259,899

FRONTLINE PLC
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline plc is a Cyprus based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements included herein are stated in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report for the year ended December 31, 2022, which was filed on April 28, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of these condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2023 Jan-Dec	2022 Jan-Dec
Profit for the period	656,414	475,537

(in thousands)
Weighted average number of basic and diluted shares	222,623	214,011

As of December 31, 2023, the Company had an issued share capital of $222,622,889 divided into 222,622,889 ordinary shares (December 31, 2022: $222,622,889 divided into 222,622,889 ordinary shares) of $1.00 nominal value per share.

4. OTHER OPERATING INCOME

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the first quarter of 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in the second quarter of 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the second quarter of 2023.

5. VESSELS & EQUIPMENT

In the twelve months ended December 31, 2023, the Company sold one VLCC, Front Eminence, two Suezmax tankers, Front Balder and Front Njord, and took delivery of two VLCC newbuildings, Front Orkla and Front Tyne.

See “The Fleet” for details of other transactions that have concluded in the year ended December 31, 2023.

6. INTEREST BEARING LOANS AND BORROWINGS

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in June 2023.

In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, of its $275.0 million senior unsecured credit facility with an affiliate of Hemen, the Company's largest shareholder.

See “Financing update” for details of transactions that have concluded year ended December 31, 2023.

Due to the discontinuance of LIBOR after June 30, 2023, the Company entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,634.1 million as of December 31, 2023, for the transition from LIBOR to SOFR. The weighted average CAS of these amendment agreements is 15 basis points based on a three-month interest period.

The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, were accounted for as an adjustment to the effective interest rate which did not have a significant effect on the carrying amount of the loans. The reference rate for our interest rate swaps, which are measured at fair value through profit or loss, has also been transitioned from LIBOR to SOFR which did not affect the accounting for these derivatives.

7. MARKETABLE SECURITIES

On October 9, 2023, in connection with the Acquisition, Frontline and Famatown, a company related to Hemen had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav’s issued shares) to CMB NV ("CMB") at a price of $18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale has successfully closed and Frontline and Famatown are no longer shareholders in Euronav. The Company's share of proceeds, amounting to proceeds of $251.8 million from the Share Sale have been used to partly finance the Acquisition.

The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the Euronav shares of $19.0 million.

8. RELATED PARTY AND AFFILIATED COMPANIES TRANSACTIONS

The Company accounts for its 15% of the share capital of TFG Marine under the equity method and recorded $2.8 million share of results in the twelve months ended December 31, 2023. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $392.5 million to TFG Marine in the twelve months ended December 31, 2023, and $26.0 million remained due as of December 31, 2023. In the twelve months ended

December 31, 2023, the Company received $1.4 million in loan repayment and $7.3 million in dividends from TFG Marine.

The Company accounts for its investment in Clean Marine AS under the equity method and recorded $0.6 million share of results in the twelve months ended December 31, 2023.

Amounts earned from other related parties and affiliated companies comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties and affiliated companies comprise primarily of rental for office space and support staff costs.

See Note 6 and Note 9 for details regarding other related party and affiliated company transactions and balances.

9. COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2023.

The Company has entered into forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2024 to December 2024. As of December 31, 2023, the total remaining commitment amounted to $53.7 million which is expected to be paid in 2024.

See Note 5 for details of the remaining commitment related to the Acquisition.

10. SUBSEQUENT EVENTS

See “The Fleet”, “Corporate Update” and “Financing Update” for details of transactions that have concluded subsequent to December 31, 2023.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	FY 2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q4 2022
Adjusted profit
Profit	656,414	118,371	107,743	230,674	199,626	475,537	239,054
Add back:
Loss on marketable securities	23,968	—	—	20,795	3,173	12,005	—
Share of losses of associated companies	1,690	—	1,690	—	—	92	—
Unrealized loss on derivatives (1)	20,950	13,211	375	—	7,364	1,116	1,116
Loss on termination of leases	—	—	—	—	—	431	—

Less:
Unrealized gain on derivatives (1)	(6,075)	—	—	(6,075)	—	(51,108)	—
Gain on marketable securities	(46,957)	(29,074)	(17,883)	—	—	(70,364)	(23,023)
Share of results of associated companies	(5,073)	(118)	—	(1,217)	(3,738)	(14,335)	(2,632)
Amortization of acquired time charters	—	—	—	—	—	(2,806)	—
Gain on sale of vessels	(21,960)	—	—	(9,251)	(12,709)	(4,618)	—
Dividends received	(36,852)	(240)	(11,112)	(24,973)	(527)	(1,579)	(542)
Gain on settlement of insurance and other claims	(397)	—	—	—	(397)	(3,998)	—
Adjusted profit	585,708	102,150	80,813	209,953	192,792	340,373	213,973
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	222,623	214,011	222,623

(in $)
Adjusted basic and diluted earnings per share	2.63	0.46	0.36	0.94	0.87	1.59	0.96

(1) Adjusted profit has been revised to only exclude the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. A reconciliation of the gain/loss on derivatives is as follows:

(in thousands of $)	FY 2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q4 2022
Unrealized gain (loss) on derivatives	(14,875)	(13,211)	(375)	6,075	(7,364)	49,992	(1,116)
Interest income (expense) on derivatives	22,914	6,283	6,116	5,551	4,964	3,631	3,697
Gain (loss) on derivatives	8,039	(6,928)	5,741	11,626	(2,400)	53,623	2,581

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	FY 2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q4 2022
Revenues	1,802,184	415,004	377,085	512,763	497,332	1,430,208	530,141

Less
Voyage expenses and commission	(618,595)	(158,107)	(145,051)	(156,610)	(158,827)	(605,544)	(177,295)
Other non-vessel items	(13,524)	(5,625)	(2,934)	(3,810)	(1,155)	(12,254)	(1,197)
Total TCE	1,170,065	251,272	229,100	352,343	337,350	812,410	351,649

Time charter equivalent per day

Time charter equivalent per day (TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	FY 2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q4 2022
Time charter TCE (in thousands of $)
Suezmax	—			—	—	42,078	613
LR2	45,586	14,226	14,221	11,337	5,802	7,921	5,984
Total Time charter TCE	45,586	14,226	14,221	11,337	5,802	49,999	6,597

Spot TCE (in thousands of $)
VLCCs ex. vessels acquired from Euronav	395,514	83,511	85,656	126,102	100,245	211,938	118,110
VLCCs acquired from Euronav	1,054	1,054	—	—	—	—	—
VLCCs total	396,568	84,565	85,656	126,102	100,245	211,938	118,110
Suezmax	480,346	97,382	85,731	144,669	152,564	313,981	142,630
LR2	247,565	55,099	43,492	70,235	78,739	236,492	84,312
Total Spot TCE	1,124,479	237,046	214,879	341,006	331,548	762,411	345,052

Total TCE	1,170,065	251,272	229,100	352,343	337,350	812,410	351,649

Spot days (available days less offhire days)
VLCCs ex. vessels acquired from Euronav	7,869	1,975	2,014	1,971	1,909	6,775	1,870
VLCCs acquired from Euronav	184	184	—	—	—	—	—
VLCCs total	8,053	2,159	2,014	1,971	1,909	6,775	1,870
Suezmax	9,140	2,130	2,282	2,344	2,384	8,464	2,462
LR2	5,294	1,285	1,283	1,328	1,398	6,139	1,433

Spot TCE per day (in $ per day)
VLCCs ex. vessels acquired from Euronav	50,300	42,300	42,500	64,000	52,500	31,300	63,200
VLCCs acquired from Euronav	5,700	5,700	—	—	—	—	—
VLCCs total	49,200	39,200	42,500	64,000	52,500	31,300	63,200
Suezmax	52,600	45,700	37,600	61,700	64,000	37,100	57,900
LR2	46,800	42,900	33,900	52,900	56,300	38,500	58,800

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.

Spot TCE estimates

Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the first quarter of 2024 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the fourth quarter was 570 days for VLCCs, 384 days for Suezmax tankers and 138 days for LR2/Aframax tankers.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.